SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K for the month of November, 2002

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland
(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.)

Form 20-F ☒                            Form 40-F ☐

Enclosures:

1.                                                                   Nokia Press Release, November 5, 2002:

“Nokia sees future in multimedia and color with 15 MMS phones already launched”

2.                                                                   Nokia Press Release, November 6, 2002:

“Industry leaders NTTDoCoMo, Ericsson, Nokia and Siemens, and Japanese manufacturers reach a mutual understanding to support modest roalty rates for the

W-DCMA technology worldwide”

3.                                                                   Nokia Press Release, November 26, 2002:

“Nokia warrants exercised for share subscription”

4.                                                                   Nokia Press Release, November 29, 2002:

“Nokia and Vodafone Omnitel carry out 3G WCDMA call handover to commercial GSM network”

press release	1 (1)

November 26, 2002

Nokia warrants exercised for share subscription

A total of 13,185,232 Nokia shares were subscribed for after the increase in the share capital registered on October 24, 2002. The shares were subscribed for with the A, B and C warrants of the Nokia Stock Option Plan 1997 issued to the key personnel of Nokia. The Stock Option Plan was approved by the Annual General Meeting of March 25, 1997.

The corresponding increase in the share capital, in total EUR 791,113.92 has been registered in the Finnish Trade Register on November 26, 2002. As a result of the increase, the share capital of Nokia is currently EUR 286,541,726.70 and the total number of shares is 4,775,695,445. Nokia received as additional shareholders’ equity a total of EUR 42,547,095.51.

The holders of the new shares are entitled to all shareholders’ rights from the registration date November 26, 2002. The new shares will be listed on the Helsinki Exchanges together with the other shares on November 27, 2002. Listing of the shares will also be applied for on the Frankfurt, London, New York, Paris and Stockholm Stock Exchanges.

The subscription prices of the 2001C 1Q/02, 2002AB, 2001C 3Q/02 and 2001C 4Q/02 stock options under the Nokia Stock Option Plan 2001 have been determined during this year. The subscription price of the 2001C 1Q/02 stock options is EUR 26.06; of the 2002 AB stock options EUR 17.89; of the 2001C 3Q/02 stock options EUR 12.99 and of the 2001C 4Q/02 stock options EUR 16.86. The said subscription prices were determined on the basis of the trade volume weighted average prices of the Nokia share on the Helsinki Exchanges during the trading days of the second whole week of the second month of the respective calendar quarter in the year 2002.

The subscription period for the A warrants of the Nokia Stock Option Plan 1997 began in December 1997, for the B warrants in November 1999 and for the C warrants in November 2001. Subsequently, the share subscription period began for the A warrants of the Nokia Stock Option Plan 1999 in April 2001 and for the B warrants in April 2002, for the 2001AB warrants of the Nokia Stock Option Plan 2001 in July 2002 and for the 2001C 3Q/01 warrants in October 2002. The A, B and C warrants of the Nokia Stock Option Plan 1997 are listed on the Helsinki Exchanges as one security.

Further information:

Nokia

Corporate Communications

Tel. +358 (0) 7180 34459

Fax. + 358 (0) 7180 38226

www.nokia.com

PRESS RELEASE	1 (1)

November 5, 2002

Nokia sees future in multimedia and color with 15 MMS phones already launched

More than half of all phones sold by Nokia in 2003 to be MMS-enabled

“Nokia continues to benefit from good demand for color-screen phones with advanced mobile messaging capability,” said Nokia Chairman and CEO Jorma Ollila on Tuesday, speaking at the seventh annual Nokia Mobile Internet Conference in Munich. Including new launches made on the eve of the event, the company now has 15 phones supporting MMS. Ollila told an audience of developers, content providers and operators that in 2003, more than half of all Nokia phones sold would be MMS-enabled.

“Next year Nokia expects to ship 50-100 million devices which have a color display and an open application development platform. Of these phones, we expect roughly 10 million will be Series 60 based devices. The rest will be based on the Nokia operating systems and have the standard Open Mobile Alliance service enablers, including MMS, Java and browsing.”

The mobile industry, with more than 1 billion mobile phone users, offers very high potential for software and applications developers,” said Ollila. “In the months to come, you will see us doing a lot to support developer efforts by lowering the costs and complexity of deploying applications across multiple Nokia handsets, and by further improving our channels to market for application developers. This is supported by our wide product portfolio and the sheer industry volumes,” he said.

Ollila emphasized that the way forward in mobile communications would be through openness and collaboration and that the GSM/EDGE/WCDMA technology family would continue to set the global benchmark.

Almost one year ago Nokia announced it would make core software technology available to the industry in the form of its Series 60 platform. “The success of our Nokia Series 60 software platform is evident,” said Ollila. “There are already hundreds of applications available and licensing agreements have been signed with several phone manufacturers, whose combined handset market share accounts for around 60%.”

With the emergence of totally new categories in mobile devices, the transition to advanced mobile services is happening now. More than 60 network operators in Europe and Asia are already offering multimedia messaging services and the number is increasing every week. MMS-capable terminals, including those with digital cameras are in strong demand and more than one million Nokia 7650s, the company’s first integrated camera phone, have already been sold.

On technology standards, the evolution from GSM to EDGE and WCDMA continues to be the most important path in the mobile world. More than 100 licences have been allocated by national administrations for the new 2GHz frequency band. Almost all licensees have chosen WCDMA technology — and the majority of these networks are currently being built. Looking ahead, the GSM family of technologies is estimated to represent 85% of all mobile phone subscriptions in the world by 2006.

For more information:

Nokia

Corporate Communications

Tel.  +358 7180 34459

Fax. +358 7180 38226

www.nokia.com

1 (2)

PRESS RELEASE
November 6, 2002

Industry leaders NTT DoCoMo, Ericsson, Nokia and Siemens, and Japanese manufacturers reach a mutual understanding to support modest royalty rates for the W-CDMA technology worldwide

Ensures fair and competitive pricing for W-CDMA handsets and infrastructure equipment

Industry leaders NTT DoCoMo, Ericsson, Nokia and Siemens today reached a mutual understanding to introduce licensing arrangements whereby essential patents for W-CDMA are licensed at rates that are proportional to the number of essential patents owned by each company. The intention is to set a benchmark for all patent holders of the W-CDMA technology to achieve fair and reasonable royalty rates.

The companies together own the clear majority of the essential Intellectual Property Rights (IPR) relevant to the W-CDMA standard selected already by about 110 operators worldwide. This arrangement would enable the cumulative royalty rate for W-CDMA to be at a modest single digit level.

The above companies also own a significant number of the essential patents applicable to the CDMA2000 standard. These patents will be licensed at fair and reasonable terms.

As essential patent holders, Japanese manufacturers Fujitsu, Matsushita Communication Industrial (Panasonic), Mitsubishi Electric, NEC and Sony Corporation have also expressed their willingness to co-operate with such arrangements.

“It is of the utmost importance for the mobile communication industry and in the interest of both licensors and licensees that the cumulative royalty cost of W-CDMA is maintained at a competitive level which encourages both greater growth and innovation in the industry,” says Lothar Pauly, board member of the Siemens Information and Communication Mobile Group. “As we - the major IPR holders — make our patents available we ensure that W-CDMA stays an open and globally acceptable technology.”

“This initiative means that cumulative royalty rates of W-CDMA are kept at a healthy level. For example according to the recent developments in China the cumulative royalty rate seems to remain even under our earlier targetted cumulative 5% level. This makes the W-CDMA standard safe to invest in for operators, manufacturers and application developers,” says Yrjö Neuvo, Executive Vice President of Nokia. “We can see the IPR initiative gaining support amongst the industry, and encourage others to join.”

“ W-CDMA is the standard selected by most operators in the world for their future business, and with this initiative we believe the cumulative royalty will be even lower for W-CDMA than GSM, which has enjoyed unrivalled success compared to any other standard in the world says Torbjorn Nilsson, Senior Vice President Marketing & Strategic Business Development of Ericsson.

“This initiative is meaningful for promoting the W-CDMA services by keeping cumulative royalty rate below 5%,” says Kota Kinoshita, Executive Vice President of NTT DoCoMo. “We have discussed through the 3G Patent Platform Partnership (3G3P) how to license essential patents at acceptable royalty rates.  We believe the intent of the arrangement is well harmonized with that of 3G3P.”

The W-CDMA standard is developed by the 3rd Generation Partnership Project (3GPP). In the 3GPP standardization process the declaration of essential IPRs is mandatory. The European Telecommunications Standards Institute (ETSI) and the Association of Radio Industries and Businesses  (ARIB) in Japan maintains an updated list of IPR declarations for 3GPP.

2 (2)

PRESS RELEASE
November 6, 2002

NTT DoCoMo is the world’s leading mobile communications company with more than 44 million customers. The company provides a wide variety of leading-edge mobile multimedia services. These include i-mode®, the world’s most popular mobile internet service, which provides e-mail and internet access to over 35 million subscribers, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North and South America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in the Asia-Pacific, Europe and North and South America. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com

i-mode and FOMA  are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

Ericsson is shaping the future of Mobile and Broadband Internet communication through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world. Read more at www.ericsson.com/press

The Siemens Information and Communication Mobile Group (Siemens mobile) offers the complete range of mobile solutions including mobile devices, infrastructure and applications. Devices include mobile phones, wireless modules, mobile organizers and cordless phones as well as products for wireless home networks. The infrastructure portfolio includes GSM, GPRS and 3G mobile network technologies from base stations and switching systems to intelligent networks, e.g. for prepaid services. Mobile Applications cover end-to-end solutions for Messaging, Location Based Services or Mobile Payment. You can access further information about Siemens mobile on the Internet at www.siemens-mobile.com

Press Contacts:

NTT DoCoMo:

Mariko Hanaoka

Public Relations Department

International PR

NTT DoCoMo, Inc.

Tel:  +81-3-5156-1366

Fax:  +81-3-5501-3408

e-mail: press_dcm@nttdocomo.com

website: http://www.nttdocomo.com

Ericsson:

Ericsson Corporate Communications

Peter Olofsson, Director Public Relations
SE-126 25  Stockholm

Phone: +46 8 719 1880, +46 70 267 3445

E-mail: peter.olofsson@lme.ericsson.se

Nokia:

Communications Department, Nokia Networks

Tel. (Int.) + 358 (0) 7180 38195, E-mail nokia.networks@nokia.com

www.nokia.com

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PRESS RELEASE
November 6, 2002

Siemens:

Press Office Siemens Information and Communication Mobile

Martina Kniep

D-81739 Munich

Phone.: +49-89 636-43133; Fax: -53484, E-mail: martina.kniep@siemens.com

PRESS RELEASE	1 (1)

November 29, 2002

Nokia and Vodafone Omnitel carry out 3G WCDMA call handover to commercial GSM network

WCDMA technology proves to be the first wideband 3G technology ready to be launched commercially on IMT-2000 frequencies and the only 3G technology interworking with 2G world

Nokia has performed successful voice call handovers between a live 3G WCDMA network to Vodafone Omnitel’s commercial 2G GSM network in Italy.  The handovers were completed using Nokia 6650 terminals and Vodafone Omnitel’s existing GSM and WCDMA infrastructure, which has been supplied by Nokia.  Moreover, the GSM network is being upgraded and tested to support such intersystem handovers (ISHOs) nationwide.

Handovers between WCDMA to GSM are crucial to 2G-3G interworking, and will be key to the success of the smooth introduction of WCDMA.

Handovers in the direction of 3G to 2G — as Nokia and Vodafone Omnitel have now demonstrated — are especially important in the initial phases of WCDMA deployment since WCDMA coverage will, in the early phases, not be as ubiquitous as GSM service.  By ensuring successful handovers to the surrounding 2G GSM network, operators can provide seamless service for users who roam out of WCDMA coverage, even if they are engaged in a call.  Successful handovers mean uninterrupted service during 3G rollout.

“We are extremely encouraged by the success of this call handover with Vodafone Omnitel,” says Alessandro DiSalvo, 3G Program Manager, Vodafone Business Team, Nokia Networks, “This is an important first step.  Moving forward we will continue this work together with the live 3G and 2G networks to test handovers in both directions and with data services, as well as interoperability testing with other vendors’ terminal equipment.”

“It is significant that these calls were carried out in a commercial GSM network that has been upgraded to support handovers from WCDMA. This clearly demonstrates that WCDMA service is ready for real, live network installations,” he adds.

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

Further information:

Communications Department, Nokia Networks

Tel. + 358 (0) 7180 38711

E-mail nokia.networks@nokia.com

www.nokia.com

SIGNATURE

                         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2002		Nokia Corporation

	By:	/s/ Ursula Ranin
Name: Ursula Ranin
Title: Vice President, General Counsel